December 11, 2019
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions

Re:       Gannett Media Corp.
Schedule TO-I
Filed November 29, 2019
File No. 005-88918

Dear Mr. Shainess:

On behalf of our client, Gannett Media Corp. (the “Issuer”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 6, 2019 (the “Comment Letter”), with respect to the Tender Offer Statement on Schedule TO-I (SEC File No. 005-88918) (the “Tender Offer Statement”) filed by the Issuer with the Commission on November 29, 2019.  In connection with this letter responding to the Staff’s comments, the Issuer is filing Amendment No. 1 to the Tender Offer Statement with the Commission.

Set forth below are the headings and text of the comments raised in the Comment Letter, followed by the Issuer’s responses thereto.

1.          In your response letter, please identify the exemption from the prohibition on purchases outside of a tender offer in Exchange Act Rule 14e-5 that permits the Issuer to effectively repurchase the Notes that are the subject of this Offer for cash, pursuant to the Make-Whole Conversion Right, while this offer is pending. Refer to Exchange Act Rules 14e-5 and 13e-4(f)(6).

Response

The Issuer respectfully submits that, insofar as the Make-Whole Conversion Right could be construed as the effective repurchase of the Notes that are the subject of this Offer for cash, the Make-Whole Conversion Right complies with Exchange Act Rule 14e-5 by virtue of the exemption contained in Exchange Act Rule 14e-5(b)(7), which exempts purchases pursuant to a contract if the following conditions are satisfied: (i) the contract was entered into before public announcement of the tender offer, (ii) the contract is unconditional and binding on both parties, and (iii) the existence of the contract and all material terms including quantity, price and parties are disclosed in the offering materials. The terms of the Make-Whole Conversion Right are set forth in the Indenture, which was entered into on April 9, 2018 in connection with the closing of the offering of the Notes, and the terms of the Make-Whole Conversion Right were disclosed in the offering document provided to investors.  Accordingly, the contract was entered into before the public announcement of the tender offer on November 29, 2019.  The Indenture is unconditional and binding on the Issuer, the indenture trustee and the holders of the Notes.  The Issuer respectfully submits that the fact that–pursuant to the Indenture—the Make-Whole Conversion Right is triggered by certain events and subject to the election of the holder does not make it any less unconditional or binding on the Issuer.  The existence of the Indenture and all material terms of the Make-Whole Conversion Right are described in detail  in the Schedule TO-I and Fundamental Change Company Notice and Offer to Repurchase (the “Offer”).  Based on the foregoing, the Issuer believes that Exchange Act Rule 14e-5(b)(7) is applicable to the Make-Whole Conversion Right and, accordingly that any deemed purchases for cash by the Issuer pursuant to the Make-Whole Conversion Right are exempt from the application of Exchange Act Rule 14e-5.

Even if the Issuer’s performance of its contractual obligation to effect conversions of the Notes is deemed a purchase of the applicable Notes for cash, the Issuer respectfully submits that any such purchase would not violate Rule 14e-5 or Rule 13e-4(f)(6) of the Exchange Act because such purchase would not be consummated while the Offer is pending (the relevant period for Rule 14e-5) nor during the 10 Business Day period following the expiration of the Offer (the relevant period for Rule 13e-4(f)(6)).  Pursuant to the terms of the Indenture, if the Issuer elects to pay cash for Notes converted pursuant to the Make-Whole Conversion Right any settlement would occur subsequent to the tenth Business Day after the expiration of the Offer.  Pursuant to the Indenture, if the Issuer elects to pay cash upon conversion, the amount of such cash will be determined over the 40 consecutive Trading Day (as defined in the Indenture) period beginning on the third Trading Day after the date on which a holder provided a notice of conversion.  Assuming a notice of conversion were delivered on the first day of the Offer, the earliest settlement of a conversion made pursuant to the Make-Whole Conversion Right would be February 3, 2020—subsequent to the tenth Business Day following the expiration of the Offer (January 15, 2020).  Further, the election to exercise the conversion right with respect to the Notes can only be made by the holder thereof, and not by the Issuer. Consequently, the Issuer has no right to acquire the Notes for cash.

Moreover, the Issuer does not believe that Rule 14e-5 and 13e-4(f)(6) will be relevant as it appears unlikely that any holders will elect to convert any Notes pursuant to the Make-Whole Conversion Right.  On November 27, 2019, the last trading day prior to commencement of the Offer, the per share closing price of Parent’s common stock was $6.26.  Based on this closing price, the value of consideration holders would receive if they were to exercise their Make-Whole Conversion Right would be approximately $795.49 per $1,000 principal amount of notes.  Additionally, the VWAP of the issuer’s stock concluding on November 27, 2019 was $6.30.  Based off of this VWAP, and assuming the same VWAP applies for the period used to calculate the Daily Conversion Values, holders would receive approximately $797.28 per $1,000 principal amount of Notes.  By contrast, a holder who tendered pursuant to the Fundamental Change Repurchase Right would receive in cash 100% of the principal amount of Notes tendered, plus accrued and unpaid interest (or approximately $1,010.03 per $1,000 principal amount of Notes).  Although the actual amounts payable upon a conversion will differ depending on the VWAP of Parent’s common stock over the relevant observation period, based on the stock price immediately prior to commencement of the Offer, a converting holder would receive approximately 20% less in consideration value than a holder submitting Notes for repurchase pursuant to the Fundamental Change Repurchase Right.

Finally, the Issuer believes that the policy considerations behind Rule 14e-5 are not inconsistent with any settlement in cash.  As stated in Rule 14e-5(a), the prohibition of purchases outside the tender offer is intended “as a means reasonably designed to prevent fraudulent, deceptive or manipulative acts or practices in connection with a tender offer for equity securities.” The Issuer respectfully submits that an exercise by a holder of its contractual conversion right with respect to the Notes and the Issuer’s corresponding settlement would not result in any of the abuses that Rule 14e-5 (or the parallel provision in Rule 13e-4(f)(6)) was intended to prohibit.  The purchase price for the Notes in the Offer is fixed pursuant to the terms of the Indenture.  In addition, the Indenture also prescribes the value of the consideration to be delivered in a settlement involving cash pursuant to the Make-Whole Conversion Right, which value is based on the trading price of the Parent’s common stock during an observation period of 40 VWAP Trading Days that commences after a holder elects to convert its Notes.  Accordingly, at the time of any holder’s conversion election, including elections that occur during the pendency of the Offer, neither the Issuer nor the holder knows the value of the consideration to be delivered upon the settlement.  Moreover, the Issuer is unable to affect the timing or probability of a holder’s conversion decision.  Thus, the Issuer respectfully submits that an exercise by a holder of the Make-Whole Conversion Right, which is a contractual provision of the Notes, would not result in any of the potential abuses that Exchange Act Rules 13e-4(f)(6) and 14e-5 were intended to prohibit.  The Make-Whole Conversion Right and Fundamental Change Repurchase Right are standard terms that have been included in convertible debt instruments for many years to benefit holders.  They are designed to provide holders with two protections in the event of a change of control of the issuer: (1) a conversion right, which allows a holder to convert in connection with the merger if the value of the consideration payable upon conversion exceeds the principal amount of the debt security and (2) a repurchase or “put” right, which allows a holder to receive from the Issuer the principal amount of the debt security (plus accrued interest) if the value of the consideration payable upon conversion is less than the principal amount.  The terms of these provisions are set at the time of issuance of the debt securities and, the Issuer respectfully submits, are entirely consistent with the investor protection goals underpinning Rules 14e-5 and 13e-4(f)(6).

2.          We note your assertion on page 13 that the Issuer’s determinations as to the validity, form, eligibility, and acceptance of any surrender of Notes for repurchase are “final and binding on all parties.” Please revise to clarify that holders of the Notes may challenge the Issuer’s determinations in a court of competent jurisdiction.

Response

The Issuer has amended and supplemented its Schedule TO-I to provide such disclosure.

3.          Please delineate the portion of the funds you will use to repurchase the Notes that derives from the Credit Facility as opposed to cash on hand, and briefly describe any plans or arrangements to repay the Credit Facility. Refer to Item 1007(d)(2) of Regulation M-A.

Response

The Issuer has amended and supplemented its Schedule TO-I to provide such disclosure.

4.          With respect to the payment procedures set forth in this section, we note that DTC will “distribute the money to its participants in accordance with its procedures.” In your response letter, please explain how this process is consistent with the Issuer’s obligation to make prompt payment.

Response

As disclosed in the Notice, as of November 29, 2019, all Notes are held through DTC accounts.  With respect to all Notes validly surrendered and accepted for purchase, the Issuer will deposit the aggregate purchase price of such Notes (together with accrued interest) in Federal (same day) funds with the Paying Agent prior to 11:00 am EST on the Fundamental Change Repurchase Date.  The Paying Agent is a DTC “participant” and on that same day, the Paying Agent will credit the funds to DTC as sole record holder of the Notes.  Also on that same day, DTC will, in turn, credit the accounts of its  participants that have surrendered Notes for repurchase in accordance with DTC’s Automated Tender Offer Program.  Accordingly, the Issuer respectfully submits that this process is consistent with the Issuer’s obligation to make prompt payment.

* * *

Please contact me at (212) 474-1620 with any questions or comments you may have regarding this letter or the Schedule TO amendment.

Very truly yours,

/s/ Andrew J. Pitts

Andrew J. Pitts

Copy (w/encl.) to:
Cameron MacDougall
   Secretary
      Gannett Co., Inc.
         7950 Jones Branch Drive
            MacLean, VA 22107